SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For November 19, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes [ ]           No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

              Information for the Quarter Ended September 30, 2004

                                TABLE OF CONTENTS
      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004 ON FORM 6-K


                                                                            Page
                                                                            ----

Second Quarter Shareholders Letter                                           4

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of March 31, 2004 and
Unaudited Consolidated Balance Sheets as of
     September 30, 2004                                                      6

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Six-Month Periods
     Ended September 30, 2003 and 2004 and the Three-Month
     Periods Ended June 30, 2003 and 2004                                    8

Management Discussion and Analysis of Financial Conditions                   9
and Results of Operations
     Results of Operations                                                   9
     Liquidity and Capital Resources                                        12

Stock Repurchase Program                                                    12

Legal Proceedings                                                           13

Signature                                                                   15

Press Release Reporting Second Quarter Results                              16

                [Bonso Electronics International Inc. Letterhead]

Dear Shareholders:                                              16 November 2004

     The results for the quarter were again mixed, with second quarter profits flat while sales declined 8% as compared to the same period last year. Our sensor-based scale product sales remained strong but were offset by reduced telecommunications product sales.

     The company reported net income of $787,000 or $0.13 per share on revenues of $19.4 million for the three month period ended 30 September 2004. Net income and earnings per share when compared to the same period last year were approximately equal, with net sales declining approximately 8%, compared to net sales of $21.0 million posted during the same period last year.

     Net income for the six month period ended 30 September 2004 was $1.48 million or $0.25 per share as compared to $1.50 million or $0.27 per share during the six month period ended 30 September 2004, a decline of approximately 1.5%. Sales for the six month period ended 30 September was $37.4 million as compared to sales of $41.0 million, a decrease of 9% as compared to the six month period ended 30 September 2003.

     We were unable to surpass the record sales we posted in the second quarter and first half of last year, but as a result of taking quick action to reduce expenses 1.3%, we were able to maintain a similar level of profitability in the second quarter on lower sales volume.

     Like many other businesses, we are facing increasing pressure from rising oil and higher raw material prices. This has squeezed our gross profit margin from 19.1% to 18.4% in the second quarter when compared to the same period last year. Fortunately, we identified these factors early and took appropriate action to offset the impact on second quarter earnings.

     We are aware of uncertainties in the market, such as the shortage of skilled labor in China and electricity shortage concerns. The Company reviews these issues, on a regular basis, and we believe that we have taken appropriate steps to safeguard ourselves from the impact on our financial performance. For example, we have increased wages for our workers to be more competitive and encouraged employees to remain with the Company. Also our factory has its own electricity generating capability to ensure minimum risk of a possible disruption of electrical power.

     Throughout the first half of fiscal 2005, we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the second quarter was $11.7 million (over $2.00 per share). We are continuing to invest in expansion of our plant and equipment to support future growth. We have many opportunities to exploit, and we have the financial resources to implement the initiatives we chose.

     With no sizable debt and a strong balance sheet, we never stop investing in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. We enhanced the capabilities of our global information system and added functionality focused on strengthening our relationships with our customers and suppliers.

     We believe we have great upside potential in both the Sensor based and Telecommunications markets we serve. Business challenges notwithstanding, we remain confident in the overall strategy and growth plan we are implementing.

     Our strength and power is due to our management, our employees, our business partners, our shareholders and most importantly, our customers. I thank you all. And, I am excited about all we will accomplish in the remainder of this fiscal year.


Best regards,
Bonso Electronics International, Inc.



Anthony So
Chairman, President and Chief Executive Officer

The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

U.S. Contact: George O'Leary 949-760-9611, FAX 949-760-9607

Hong Kong Contact:  Cathy Pang 852 2605 5822, FAX 852 2692 1724





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

                         BONSO ELECTRONICS INTERNATIONAL INC.
                              CONSOLIDATED BALANCE SHEET
                                   (In U.S. Dollars)

                                                                 Sept 30       March 31
                                                                 -------       --------
                                                                    2004           2004
                                                                    ----           ----
                                                             (Unaudited)      (Audited)
Assets
Current assets
 Cash and cash equivalents                                    11,725,988     10,815,279
 Restricted cash deposits                                          4,640          4,337
 Trade receivables, net                                       12,905,428     10,389,769
 Inventories, net                                              8,143,016     10,881,932
 Tax recoverable                                                 437,314         58,464
 Deferred income tax assets - current                             52,057         52,057
 Other receivables, deposits and prepayments                     826,947        888,658

 Total current assets                                         33,090,496     34,095,390
                                                             -----------    -----------


Deposits                                                         617,056        617,056
Deferred income tax assets - non current                          15,178         15,178
Goodwill                                                       1,100,962      1,100,962
Brand name, net                                                2,439,755      2,397,392

Property, plant and equipment                                 15,097,775     16,377,361

 Total assets                                                 53,366,116     53,598,445
                                                             -----------    -----------

Liabilities and shareholders' equity

Current liabilities
 Bank Overdraft                                                  261,097        156,429
 Notes payable                                                 5,108,708      3,244,194
 Accounts payable                                              7,561,233      8,280,039
 Accrued charges and deposits                                  3,121,261      2,951,797
 Income taxes payable                                            278,821        279,485
 Short-term loans                                              4,053,698      4,599,652
 Current portion of long-term debt and capital
   lease obligations                                             384,615        678,397
  Total current liabilities                                   20,769,434     20,189,993
                                                             -----------    -----------





                                         6


Long-term debt and capital lease obligations,
  net of current maturities                                      888,330      1,158,081
Deferred Income Tax                                                1,419         39,718

Minority Interests                                               (75,619)        14,203

Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share
  - issued and outstanding shares : March 2004 - 180,726
  September 2004 - 0                                                   0      1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
-authorized shares - 10,000,000
-issued and outstanding shares : March & September, 2004-0          --             --
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : March 2004 - 5,527,639        16,729         16,579
    September 2004 - 5,758,365
 Additional paid-in capital                                   21,764,788     21,665,801
 Capital Reserves
 Retained earnings                                             9,438,675      8,515,793
 Accumulated other comprehensive income                          562,360        552,469
                                                             -----------    -----------
                                                              31,782,552     30,750,642
                                                             -----------    -----------

Total liabilities and shareholders' equity                    53,369,116     53,598,445
                                                             ===========    ===========






                                         7

                              BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED INCOME STATEMENT
                                 (In Thousands of U.S. Dollars)
                                           Unaudited


                                                  Three months ended Sept 30  Six months ended Sept 30
                                                  --------------------------  ------------------------
                                                      2004          2003         2004         2003
                                                   ----------    ----------   ----------   ----------

Net sales                                              19,356        21,035       37,397       41,080
Cost of sales                                         -15,799       -17,022      -30,220      -33,251
                                                   ----------    ----------   ----------   ----------
Gross margin                                            3,557         4,013        7,177        7,829

Selling expenses                                          592           653        1,291        1,482
Salaries and related costs                              1,261         1,246        2,513        2,522
Research and development expenses                         114           158          204          256
Administration and general expenses                       919           925        1,591        1,714
Amortization of Brand Name                                 53            45          106          102
                                                   ----------    ----------   ----------   ----------
Income from operations                                    618           986        1,472        1,753
Interest Income                                            50            12           93           24
Other income                                              267            37          307          164
Interest Expenses                                        (193)         -191         -400         -465
Foreign exchange gains \(Loss)                             (8)           62          -59           80
Consultancy fee                                                                     --           --
                                                   ----------    ----------   ----------   ----------
Income before income taxes and minority interest          734           906        1,413        1,556
Income tax expense                                        -13           -96          -23          -15
                                                   ----------    ----------   ----------   ----------
Net income before minority interest                       721           810        1,390        1,541
Minority interests                                         66           -14           90          -37
                                                   ----------    ----------   ----------   ----------
Net income                                                787           796        1,480        1,504
                                                   ==========    ==========   ==========   ==========

Earnings per share
 Diluted                                                 0.13          0.14         0.25         0.27



Adjusted weighted average shares                    5,945,411     5,675,383    5,945,411    5,675,383


                                                8

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission for the Fiscal Year Ended March 31, 2004. The following discussion should be read in conjunction with the 2004 Form 20-F for the fiscal year ended March 31, 2004, and the condensed consolidated financial statements included elsewhere in this Form 6-K. All information is based on the Company's fiscal calendar.

Six Month Period ended September 30, 2004 compared to the Six Month period ended September 30, 2003

     Net Sales. During the six-month period ended September 30, 2004, our sales decreased 9% from approximately $41,080,000 for the six-month period ended September 30, 2003, to approximately $37,397,000. The decreased sales were primarily the result of decrease of demand for our telecommunication products. Sales from our scales business increased by approximately $600,000 from $23,000,000 for the period ended September 30, 2003 to $23,600,000 for the six-month period ended September 30, 2004. Sales from our telecommunications products decreased by approximately $4,054,000 from approximately $18,080,000 for the period ended September 30, 2003 to $13,797,000 for the period ended September 30, 2004.

     Gross Margin. Gross margin as a percentage of revenue remained relatively unchanged at 19% during the six-month period ended September 30, 2004 as compared to the same period in the prior year. Despite of the increased pressure upon the sales price of both our FRS telecommunication products and scales, we implemented cost reduction procedures to reduce costs, which resulting in no change in gross margin as a percentage of revenue.

     Selling Expenses. Selling expenses decreased by 13% from approximately $1,482,000 for the six-month period ended September 30, 2003 to approximately $1,291,000 for the six-month period ended September 30, 2004. The decrease was primarily the result of decreased sales and reduced shipping costs as a result of the consolidation of shipments and direct shipment from China to end users. Selling expenses decreased as a percentage of revenue to 3.4% during the six-month period ended September 30, 2004 as compared to 3.6% during the period in the prior year.

     Salaries And Related Costs. Salaries and related costs decreased slightly by 0.3% from approximately $2,522,000 for the six-month period ended September 30, 2003 to approximately $2,513,000 for the six-month period ended September 30, 2003. This decrease was primarily due to reduced spending in the recruitment of employees.

     Research And Development. Research and development expenses decreased 20.3% from approximately $256,000 for the six month period ended September 30, 2003 to approximately $204,000 for the six month period ended September 30, 2004 due to the decreased research and development activities for telecommunications products and new scale models. Research and development as a percentage of revenue declined to 0.5% during the period ended September 30, 2004 as compared to 0.6% during the prior year.

     Administration And General Expenses. Administration and general expenses decreased by 7.2% from approximately $1,714,000 for the six-month period ended September 30, 2003 to approximately $1,591,000 for the six-month period ended September 30, 2004. This decrease was primarily the result of reduced legal and professional fees, reduced expenses relating to the United States branch office, reduced charitable contributions and utility costs.

     Income From Operations. As a result of the above changes, income from operations decreased by 16% from approximately $1,753,000 for the six-month period ended September 30, 2003 to $1,472,000 for the six-month period ended September 30, 2004.

     Interest Income. Interest income amounted to approximately $93,000 for the six-month period ended September 30, 2004, compared to $24,000 in the six-month period ended September 30, 2003. This increase was mainly due to deposit cash into those higher yield structure deposit tools.

     Other Income. Other income increased 87.2% from approximately $164,000 for the six-month period ended September 30, 2003 to approximately $307,000 for the six-month period ended September 30, 2004. The increase resulted from higher sales of scrap during the period and compensation from vendors for shipping and other costs related to defective goods.

     Interest Expenses. Interest expenses decreased 14% from approximately $465,000 for the six-month period ended September 30, 2003 to approximately $400,000 for the six-month period ended September 30, 2004. The decrease was primarily the result of reduced use of the Company's banking facilities.

     Foreign Exchange Gains/(Loss) Foreign exchange gain decreased from approximately $80,000 for the six-month period ended September 30, 2003 to a loss of approximately $59,000 for the six-month period ended September 30, 2004. The loss was primarily attributable to the devaluation of the United States dollar compared to other foreign currencies, especially the Euro and the Canadian dollar.

     Net Income. As a result of the above changes, net income decreased from approximately $1,504,000 for the six month period ended September 30, 2003 to $1,480,000 for the six month period ended September 30, 2004, a decrease of approximately $24,000, or 1.6%.

Three Month Period ended September 30, 2004 compared to the Three Month period ended September 30, 2003

     Net Sales. During the three month period ended September 30, 2004, net sales were approximately $19,356,000 as compared to $21,035,000 during the three month period ended September 30, 2003, representing a decrease of approximately $1,679,000. The decrease was primarily due to the decrease demand for our telecommunication products.

     Gross Margin. Gross margin as a percentage of revenue declined to 18.4% during the three-month period ended September 30, 2004 as compared to 19.1% during the prior year. This decline was principally caused by increased pressure upon the sales price of our FRS telecommunication products and scales.

     Selling Expenses. Selling expenses decreased by 9.3% from approximately $653,000 for the period ended September 30, 2003 to approximately $592,000 for the period ended September 30, 2004. The decrease is primarily attributable to the decreased sales and reduced shipping costs as a result of the consolidation of shipments and direct shipment from China to end users as compared to the same period in the prior year. Also, selling expenses decreased as a percentage of revenue to 3% during the period ended September 30, 2003 as compared to 3.1% during the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 1.2% from approximately $1,246,000 for the three months ended September 30, 2003 to approximately $1,261,000 for the three months ended September 30, 2004. This small increase was primarily due to an increase in the number of employees.

     Research And Development. Research and development expenses decreased 27.8% from approximately $158,000 for the three months ended September 30, 2003 to approximately $114,000 for the three months ended September 30, 2004 due to decreased research and development activities for telecommunications products and new scale models.

     Administration And General Expenses. Administration and general expenses decreased by 0.7% from approximately $925,000 for the three months ended September 30, 2003 to approximately $919,000 for the three months ended September 30, 2004. This decrease was primarily the result of reduced legal and professional fees.

     Income From Operations. As a result of the above changes, income from operations decreased by 37.3% from approximately $986,000 for the three months ended September 30, 2003 to $618,000 for the three months ended September 30, 2004.

     Interest Income. Interest income increased to approximately $50,000 for the three months ended September 30, 2004, compared to $12,000 in the three months ended September 30, 2003. This increase was mainly due to deposit cash into those higher yield structure deposit tools.

     Other Income. Other income increased 622% from approximately $37,000 for the three months ended September, 2003 to approximately $267,000 for the three months ended September 30, 2004. The increase resulted from higher sales of scrap during the period and compensation from vendors for shipping and other costs related to defective goods.

     Interest Expenses. Interest expenses increased 1% from approximately $191,000 for the three months ended September 30, 2003 to approximately $193,000 for the three months ended September 30, 2004. This increase was primarily the result of higher interest rates.

     Foreign Exchange Losses/Gains. Foreign exchange gain decreased from approximately $62,000 for the three months ended September 30, 2003 to a loss of approximately $8,000 for the three months ended September 30, 2004. The loss was primarily attributable to the devaluation of United States dollar to most of the foreign currencies compared to other foreign currencies, especially the Euro and the Canadian dollar.

     Net Income. As a result of the above changes, net income decreased from approximately $796,000 for the three month ended September 30, 2003 to $787,000 for the three months ended September 30, 2004, a decrease of approximately $9,000, or 1.1%.

Liquidity and Capital Resources
-------------------------------

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund increases in inventory and accounts receivable resulting from increased sales.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. As of September 30, 2004, we had $11,725,988 in cash and cash equivalents as compared to $14,959,859 as of September 30, 2003. Working capital at September 30, 2004 was $13,325,956 compared to $10,361,610 at September 30, 2003. We believe our working capital is sufficient for our present requirements.

Stock Repurchase Program
------------------------

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. The Company may from time to time repurchase shares of its Common Stock under this program.

Legal Proceedings
-----------------

     We have been involved in a dispute with Augusta Technologie AG ("Augusta"), relating to the acquisition of Korona from Augusta. On October 22, 2002, Augusta filed a request for arbitration in New York asserting breach of the Agreement and registration rights agreement. Several hearings were held before an ICC arbitration panel ("Tribunal").

     On July 28, 2004, the Tribunal issued a Final Award in favor of Augusta. The Final Award provided for aggregate payments to Augusta of $2,387,704, including: (i) an award of monetary damages in the amount of $1,802,029.07 (including principal and interest), (ii) costs arising out of the arbitration in the amount of (euro)418,956.42 (approximately $504,675 based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on July 28, 2004 of 1.2046 dollars per Euro); and (iii) reimbursement of $76,000 of the fees and expenses of the Tribunal. The judgment has been satisfied and the shares issued to Augusta will be returned to us and cancelled at the time of return reducing the total number of shares outstanding from 5,825,287 to 5,635,287 shares.

     Jefferson County Colorado Litigation

     On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleged that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleged that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. In addition, further the Complaint alleged that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleged the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleged negligent misrepresentations and fraud by Bonso and the Individual Defendants for misrepresenting information concerning Bonso's financial outlook and its intention to conduct a share buyback. The Complaint sought unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and

(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased Warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price reduced.

     On October 25, 2004, we agreed to a Agreement and Stipulation with the Plaintiffs whereby the trial date was cancelled and all pending deadlines were stayed until the independent counsel makes his determination and recommendation regarding the Derivatives Claims. Pursuant to the Agreement and Stipulation, the Plaintiff's agreed that their investigation into the trading of the Warrants shall be completed by March 31, 2005.

     Bonso and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.

Exhibits
--------

     99.1 Press Release dated November 16, 2004 Disclosing the Results for the Quarter ended September 30, 2004

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: November 19, 2004                  By: /s/ Henry F. Schlueter
      -----------------                  ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary